SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES
18%
 SCHEDULE REDUCTIONS AT
DUBLIN
 FOR WINTER'08/'09

Tuesday, 15
th
 July 2008
: Ryanair, Europe's largest low fares airline today announced substantial capacity reductions at its
Dublin
 base for the coming winter schedule (08/09). Compared to winter 2007, when Ryanair operated 22 aircraft, and over 1,350 weekly flights, Ryanair's schedule at
Dublin
 this winter will be reduced to 18 based aircraft and less than 1,200 weekly flights. This represents an 18% reduction in based aircraft, and an approximate 12% reduction in weekly flights. Ryanair estimates that its traffic at
Dublin

Airport
 this winter will decline by some 500,000 passengers compared to last winter's schedule.

Ryanair's decision to cut back based aircraft numbers and flights at
Dublin

Airport
 is for the following reasons:

  Dublin
   is the second most expensive of Ryanair's base airports.
  Costs at the DAA monopoly continue to increase at multiples of the present rate of inflation.
  The Aviation Regulator continues to rubber stamp unjustified
  Dublin

  Airport
   cost increases including a recent 50% increase in check-in desks and a new (double) charge for check-in desks kiosks.
  With oil at $140 a barrel, flights at high cost/expensive airports like
  Dublin
   must be reduced this winter when fares are very low.

Ryanair confirmed that it had written to
Dublin

Airport
 seeking a reduction in the costs of these flights this winter, but this offer has been dismissed by the DAA monopoly. This is a further example of the DAA monopoly's disregard for the needs and requirements of its airline customers. Ryanair estimates that this cutback in winter capacity will result in almost 500,000 fewer passengers using
Dublin

Airport
 this winter. However by eliminating this traffic - which Dublin Airport charges up to €15 per departing passenger (more than the total air fare in many cases), Ryanair will minimise its losses at Dublin Airport this winter.

At a time when many other European airports are building low cost facilities and reducing their charges, the
Dublin

Airport
 monopoly is wasting hundreds of millions of euro on inefficient facilities, and the useless Aviation Regulator is rubber-stamping most of the cost increases they seek. Last week's radar system failures at Dublin Airport was just the latest indication that the regulated Dublin Airport monopoly, and the regulated IAA monopoly are not delivering what airport users want or need at
Dublin

Airport
. The sooner
Ireland
's useless Aviation Regulator is dismissed and replaced with competing facilities, the better.

Speaking today on the Dublin schedule reductions planned for Winter '08/'09,
Ryanair's Chief Executive, Michael O'Leary said:

"We regret this significant capacity reduction at
Dublin

Airport
 this winter. It
will
 be the first time for many years that Ryanair has
reduced
 capacity
a
t
Dublin

Airport
. However
,
 the combination of Dublin's high costs (second most expensive base Ryanair operates to), unjustified cost increases (up 40% in the last 4 years) and a hopeless Aviation Regulator who has most recently rubberstamped doubling charging for check-in desks and check-in kiosks
,
 makes it more profitable for Ryanair
to ground these aircraft rather than fly them
 at Dublin Airport
 this Winter
.

"These flights and
500,000
 passengers would not be lost to
Dublin
 or Irish tourism if the DAA monopoly had responded to Ryanair's proposals for discounts
 on these flights for the winter season. Like all monopolies the DAA has no concern for its customers which is why
 Ryanair's offers were dismissed out of hand.

"If a competing second terminal was being built at
Dublin

Airport
, as Seamus Brennan had
 proposed
 some years ago, airport charges at
Dublin

Airport
 would be falling and facilities would be improving. Instead we have a Government
-
owned airport monopoly wasting money building facilities that the airlines don't want, and imposing massive cost increases at a time when fares are falling and oil prices have doubled to all-time highs
.

"
I have little doubt that
Ireland
 and its tourism industry is facing a catastrophe over the coming year. Traffic growth at
Dublin
 will be ended by this combination of a rapacious Government monopoly, and an inadequate
, useless
 Aviation Regulator. The sooner both of these are done away with and replaced with
competing facilities at Dublin Airport, then the sooner Dublin can return to traffic growth, lower costs and more efficient passenger friendly
facilities"
.

A sample of the cutbacks is enclosed in the below table

DUBLIN WINTER 08/09 CUTBACKS

	Winter 07/08	Winter 08/09
Base Aircraft	22	18	(-18%)
Weekly Flights	1,352	1,190	(-12%)
E.g. Stansted	58	50	(-14%)
Warsaw	7	0	(-100%)
Leeds B.	19	13	(-31%)

Ends.

    Tuesday, 15
th
 July 2008

For further information
please contact:

Stephen McNamara

    Pauline
McAlester

                     Ryanair

Murray
 Consultants

     Tel: +353-1-8121212

   Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  15 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director